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EXHIBIT  23

                               Consent of KPMG LLP

The Board of Directors
Factory Card Outlet Corp.:


We consent to incorporation by reference in Registration Statement (No. 333-30437) on Form S-8 of Factory Card Outlet Corp. of our report dated May 25, 2001, relating to the statements of net assets available for plan participants of the Factory Card Outlet of America Ltd. Incentive Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan participants for the years then ended, and the related schedule of assets held for investment purposes, which report appears in the Form 11-K of the Factory Card Outlet of America Ltd. Incentive Savings Plan for the year ended December 31, 2000.

/s/ KPMG LLP

June 26, 2001
Chicago, Illinois

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